# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EquipmentShare.com Inc, CIK 0001693736
CUSIP: 29445S100
Title of class of securities: Class A Common Stock, $0.00000125 par value per share
Address of issuer's principal executive offices: 5710 Bull Run Drive, Columbia, Missouri (MO), 65201
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002091677

## Reporting persons
- Jabbok Schlacks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 34,778,852; sole dispositive power 21,186,589; shared dispositive power 13,592,263; aggregate amount beneficially owned 34,778,852 (14.9% of the class)
  Comment: Note to rows 6 and 9:
  
  (1) Consists of (i) 13,592,263 shares of Class A common stock held by EQS Heritage Holdings LLC, (ii) 714,285 shares of Class A common stock held by EQS Legacy Holdings LLC, (iii) 18,784,472 shares of Class B Common Stock and (iii) 1,687,832 shares of Class B Common Stock underlying options that are currently exercisable. Each of Jabbok Schlacks and William J. Schlacks IV is a Managing Member of EQS Heritage Holdings LLC and EQS Legacy Holdings LLC and has controlling voting and dispositive power with regard to the shares held by such entities. Each share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at any time at the option of the holder thereof. Jabbok Schlacks and William J. Schlacks IV are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of Jabbok Schlacks and William J. Schlacks IV may be deemed to beneficially own each other's stock with shared voting power, currently consisting in the aggregate of 37,568,944 shares of Class B Common Stock.
  
  Notes to row 11:
  
  (2) Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Stock and Class B Common Stock, together, beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 214,806,153 shares of Class A Common Stock outstanding as of March 31, 2025 and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into shares of Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.
  
  (3) Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to 20 votes. Accordingly, each of Jabbok Schlacks and William J. Schlacks IV own 42.5% of the total outstanding voting power, and based on their voting agreement, their interests collectively represent 81% of the aggregate voting power of the Issuer's issued and outstanding share capital.
- William J. Schlacks IV: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 34,778,852; sole dispositive power 21,186,589; shared dispositive power 13,592,263; aggregate amount beneficially owned 34,778,852 (14.9% of the class)
  Comment: Note to rows 6 and 9:
  
  (1) Consists of (i) 13,592,263 shares of Class A common stock held by EQS Heritage Holdings LLC, (ii) 714,285 shares of Class A common stock held by EQS Legacy Holdings LLC, (iii) 18,784,472 shares of Class B Common Stock and (iii) 1,687,832 shares of Class B Common Stock underlying options that are currently exercisable. Each of William J. Schlacks IV and Jabbok Schlacks is a Managing Member of EQS Heritage Holdings LLC and EQS Legacy Holdings LLC and has controlling voting and dispositive power with regard to the shares held by such entities. Each share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at any time at the option of the holder thereof. William J. Schlacks IV and Jabbok Schlacks are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of William J. Schlacks IV and Jabbok Schlacks may be deemed to beneficially own each other's stock with shared voting power, currently consisting in the aggregate of 37,568,944 shares of Class B Common Stock.
  
  Notes to row 11:
  
  (2) Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Stock and Class B Common Stock, together, beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 214,806,153 shares of Class A Common Stock outstanding as of March 31, 2025 and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into shares of Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.
  
  (3) Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to 20 votes. Accordingly, each of William J. Schlacks IV and Jabbok Schlacks own 42.5% of the total outstanding voting power, and based on their voting agreement, their interests collectively represent 81% of the aggregate voting power of the Issuer's issued and outstanding share capital.

## Item 1. Issuer
Name of issuer: EquipmentShare.com Inc
Address of issuer's principal executive offices: 5710 Bull Run Drive, Columbia, MO, 65201

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Jabbok Schlacks

(ii) William J. Schlacks IV

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence:
The principal addresses of the Reporting Persons are as follows:

5710 Bull Run Drive, Columbia, Missouri, 65201
Citizenship:
(i) Jabbok Schlacks - United States

(ii) William J. Schlacks IV - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Jabbok Schlacks: 34,778,852 Shares (1)

(ii) William J. Schlacks IV: 34,778,852 Shares (1)

(1) Consists of (i) 13,592,263 shares of Class A common stock held by EQS Heritage Holdings LLC, (ii) 714,285 shares of Class A common stock held by EQS Legacy Holdings LLC, (iii) 18,784,472 shares of Class B Common Stock and (iii) 1,687,832 shares of Class B Common Stock underlying options that are currently exercisable. Each of William J. Schlacks IV and Jabbok Schlacks is a Managing Member of EQS Heritage Holdings LLC and EQS Legacy Holdings LLC and has controlling voting and dispositive power with regard to the shares held by such entities. Each share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at any time at the option of the holder thereof. William J. Schlacks IV and Jabbok Schlacks are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of William J. Schlacks IV and Jabbok Schlacks may be deemed to beneficially own each other's stock with shared voting power, currently consisting in the aggregate of 37,568,944 shares of Class B Common Stock.
Percent of class:
(i) Jabbok Schlacks: 14.9% Shares (2)(3)

(ii) William J. Schlacks IV: 14.9% Shares (2)(3)

(2) Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Stock and Class B Common Stock, together, beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 214,806,153 shares of Class A Common Stock outstanding as of March 31, 2025 and (ii) the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses "(a)" and "(b)" of this footnote are treated as converted into shares of Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

(3) Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to 20 votes. Accordingly, each of William J. Schlacks IV and Jabbok Schlacks own 42.5% of the total outstanding voting power, and based on their voting agreement, their interests collectively represent 81% of the aggregate voting power of the Issuer's issued and outstanding share capital.
Sole power to vote or to direct the vote:
(i) Jabbok Schlacks: 0

(ii) William J. Schlacks IV: 0
Shared power to vote or to direct the vote:
(i) Jabbok Schlacks: 34,778,852 Shares (1)

(ii) William J. Schlacks IV: 34,778,852 Shares (1)

(1) Consists of (i) 13,592,263 shares of Class A common stock held by EQS Heritage Holdings LLC, (ii) 714,285 shares of Class A common stock held by EQS Legacy Holdings LLC, (iii) 18,784,472 shares of Class B Common Stock and (iii) 1,687,832 shares of Class B Common Stock underlying options that are currently exercisable. Each of William J. Schlacks IV and Jabbok Schlacks is a Managing Member of EQS Heritage Holdings LLC and EQS Legacy Holdings LLC and has controlling voting and dispositive power with regard to the shares held by such entities. Each share of Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock at any time at the option of the holder thereof. William J. Schlacks IV and Jabbok Schlacks are parties to a voting agreement whereby each has agreed to vote their shares together as a group. Accordingly, each of William J. Schlacks IV and Jabbok Schlacks may be deemed to beneficially own each other's stock with shared voting power, currently consisting in the aggregate of 37,568,944 shares of Class B Common Stock.
Sole power to dispose or to direct the disposition:
(i) Jabbok Schlacks: 21,186,589 Shares

(ii) William J. Schlacks IV: 21,186,589 Shares
Shared power to dispose or to direct the disposition:
(i) Jabbok Schlacks: 13,592,263 Shares

(ii) William J. Schlacks IV: 13,592,263 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

## Signatures
- Jabbok Schlacks: /s/ Jabbok Schlacks, Jabbok Schlacks (05/15/2026)
- William J. Schlacks IV: /s/ William J. Schlacks IV, William J. Schlacks IV (05/15/2026)